SEC
Mail Processing
Section

MAY 18 2009

Washington, DC
121

BB 5/21

09040690

UNITED ST
SECURITIES AND EXCHA
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 53232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pointe Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 T-Rex Avenue, Suite 100
(No. and Street)

Boca Raton (City) | Florida (State) | 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Levene | (561) 208-4466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Strett (Address) | Syracuse (City) | New York (State) | 13202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel R. Levene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pointe Capital, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF FLORIDA
PAUL H. CHUZI
MY COMMISSION # DD 520139
EXPIRES: June 18, 2010
Bonded Thru Budget Notary Services

5/11/09

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

To the Board of Directors
Pointe Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pointe Capital, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Pointe Capital, Inc. for the year ended December 31, 2008, and this report does not affect our report thereon dated February 19, 2009.

Accounting Functions

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York State Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 19, 2009

POINTE CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CONTENTS

POINTE CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

	PAGE
FINANCIAL STATEMENTS	
INDEPENDENT AUDITORS' REPORT	3
STATEMENTS OF FINANCIAL CONDITION	4
STATEMENTS OF INCOME	5
STATEMENTS OF CHANGES IN EQUITY	6
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	7
STATEMENTS OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9
SUPPLEMENTAL INFORMATION	
INDEPENDENT AUDITORS' REPORT ON SUPPLMENTAL INFORMATION	10
COMPUTATIONS OF AGGREGATE INDEBTDEDNESS AND NET CAPITAL UNDER RULE 15c3-1	11
RECONCILIATIONS OF NET CAPITAL TO FORM X-17a-5	12

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Pointe Capital, Inc.

We have audited the accompanying statements of financial condition of **POINTE CAPITAL, INC.** as of December 31, 2008 and 2007, and the related statements of income, changes in equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointe Capital, Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 19, 2009

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash	$ 307,125	$ 540,214
Marketable Securities	1,798	39,299
Receivables – Clearing Agent	600,611	1,061,393
Receivables - Other	340,815	90,752
Prepaid Expenses and Deposits	51,634	38,250
Property and Equipment – Net	32,735	34,311
Goodwill	1,760,747	1,760,747
Advances to Affiliates	4,866,052	1,527,797
TOTAL ASSETS	$ 7,961,517	$ 5,092,763

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$ 23,807	$ 14,770
Accrued Expenses	40,362	128,403
Commissions Payable to Brokers	669,567	1,154,898
Liability – Clearance Account	975	36,395
Note Payable – Subordinated Debt	3,113,950	-
TOTAL LIABILITIES	3,848,661	1,334,466
STOCKHOLDERS' EQUITY		
Common Stock - $.01 Par Value – 200,000 Shares Authorized, 100 Shares Issued and Outstanding	1	1
Additional Paid In Capital	4,040,503	4,040,503
Retained Earnings (Deficit)	72,352	(282,207)
TOTAL STOCKHOLDERS' EQUITY	4,112,856	3,758,297
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,961,517	$ 5,092,763

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Commission and Transaction Income	$ 15,165,562	$ 21,199,410
Interest Income	317,776	397,473
Other Income	32,679	96,517
Loss on Sale of Securities	(44,426)	-
TOTAL REVENUES	15,471,591	21,693,400
EXPENSES		
Clearing Charges and Quote Fees	560,216	702,702
Depreciation	12,150	7,738
Impairment Loss	-	1,250,000
Insurance Expense	296,969	251,265
Interest Expense	93,693	-
Miscellaneous Expense	89,401	28,364
Office Supplies and Expense	111,052	111,764
Payroll and Commission Expense	13,672,108	19,056,485
Professional Fees	31,518	34,318
Registration Fees	88,746	76,297
Rent	105,196	94,457
Travel and Entertainment	8,544	14,515
Utilities and Telephone	47,439	53,261
TOTAL EXPENSES	15,117,032	21,681,166
NET INCOME	$ 354,559	$ 12,234

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Total Equity
Balance – January 1, 2007	$ 1	$ 3,149,826	$(294,441)	$ 2,855,386
Capital Contributions	-	890,677	-	890,677
Net Income	-	-	12,234	12,234
Balance – December 31, 2007	1	4,040,503	(282,207)	3,758,297
Net Income	-	-	354,559	354,559
Balance – December 31, 2008	$ 1	$ 4,040,503	$ 72,352	$ 4,112,856

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Balance – January 1	$ -	$ -
Subordinated Liabilities – Approved for Inclusion in Net Capital	3,113,950	-
Balance – December 31	$ 3,113,950	$ -

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash Flows From Operating Activities:		
Net Income	$ 354,559	$ 12,234
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Depreciation	12,150	7,738
Impairment Loss	-	1,250,000
Changes in Operating Assets and Liabilities:		
Marketable Securities	37,501	(38,525)
Receivables – Clearing Agent	460,782	(535,930)
Receivables - Other	(250,063)	(14,817)
Prepaid Expenses and Deposits	(13,384)	19,385
Accounts Payable	9,037	(11,016)
Accrued Expenses	(88,041)	42,889
Commissions Payable to Brokers	(485,331)	535,459
Liability – Clearance Account	(35,420)	36,395
Net Cash Provided by Operating Activities	1,790	1,303,812
Cash Flows From Investing Activities:		
Purchase of Property and Equipment	(10,574)	(20,102)
Cash Flows From Financing Activities:		
Proceeds from Subordinated Debt	3,113,950	-
Affiliate Advances	(3,338,255)	(1,131,921)
Net Cash Used in Financing Activities	(224,305)	(1,131,921)
Net Increase (Decrease) in Cash and Cash Equivalents	(233,089)	151,789
Cash – Beginning of Year	540,214	388,425
Cash – End of Year	$ 307,125	$ 540,214

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2008	2007
Interest Paid	$ 93,693	$ -
Corporate Income Tax Payments	-	-

Non Cash Investing and Financing Activities – During 2007, the Company's shareholders contributed purchased goodwill related to acquired businesses in the amount of $890,677.

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – Pointe Capital, Inc., is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company monitors its cash balances which at times exceed FDIC insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." Transactions in securities are recorded on a trade date basis for financial statement and tax purposes.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Legent Clearing (Legent), National Financial Services, LLC (NFS), and RBC DAIN Correspondent Services (RBC) on a fully disclosed basis. The Company's agreement with Legent, NFS, and RBC provides that as clearing broker, Legent, NFS, and RBC will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securites Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Legent, NFS, and RBC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities – Marketable securities are valued at fair market value. The resulting difference between cost and market is included in income as an unrealized investment gain or loss.

Receivables – Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2008 and 2007, no allowance was deemed necessary by management.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment – Purchases of property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation expense totaled $12,150 and $7,738 for the years ended December 31, 2008 and 2007, respectively.

Property and Equipment primarily consists of equipment, furniture, and fixtures. Balances as of December 31 are as follows:

	2008	2007
Property and Equipment – At Cost	$ 57,805	$ 47,231
Less: Accumulated Depreciation	25,070	12,920
	$ 32,735	$ 34,311

Income Taxes – The Company was a C-corporation during the year 2007. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the timing differences between recognizing income and expense for tax and financial statement purposes, primarily for amortization. As of December 31, 2008 and 2007, the Company has an income tax benefit primarily related to net operating loss carryovers, and goodwill amortization. This income tax benefit is offset by a corresponding valuation allowance. As of January 1, 2008, the Company has made the election to be taxed as a small business corporation under "Subchapter S" of the Internal Revenue Code, wherein the stockholders of the Company are taxed on any earnings or losses of the Company. Accordingly, the Company has no income tax provision for the years ended December 31, 2008 or 2007.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Goodwill – The Company has recorded Goodwill for various business acquisitions, for the excess of the cost of an acquisition price over the fair value of acquired net assets. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions. During 2007, the Company acquired goodwill as more fully disclosed in Note 5. The Company recognized impairment losses of $-0- and $1,250,000 for the years ended December 31, 2008 and 2007, respectively.

Reclassifications – Certain 2007 amounts have been reclassified to conform to the presentation used in 2008.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $50,000 and $88,964 at December 31, 2008 and 2007, respectively, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $174,453 and $300,259 as of December 31, 2008 and 2007, respectively. The Company's net capital ratio was approximately 4.21 to 1 and 4.44 to 1 at December 31, 2008 and 2007, respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has a $4,866,052 and $1,527,797 receivable from affiliates at December 31, 2008 and 2007, respectively, which is interest free and due upon demand.

NOTE 4 – LEASE COMMITMENTS

The Company has a lease agreement for its Boca Raton, Florida office. The lease currently requires a monthly base rent of $5,593, plus a pro rata share of the building's real estate taxes and operating expenses. Lease payments escalate annually thru the expiration date of May 31, 2013. Rent expense totaled $105,196 and $94,457 for the years ended December 31, 2008 and 2007, respectively.

NOTE 5 – BUSINESS ACQUISITIONS

The Company acquired certain assets of Salomon Grey Financial Group, Inc. (Salomon) as of February 7, 2006. The acquired assets consist of Salomon's rights under any and all independent contractor agreements with Salomon's registered representatives and the transferred accounts of its customers. The Company's cost for said acquired assets totaled $275,000. The total acquisition price has been recorded as goodwill, net of an impairment loss of $100,000.

The Company acquired certain assets of Great Eastern Securities, Inc. (Great Eastern) as of November 10, 2006. The acquired assets consist of Great Eastern's rights under any and all independent contractor agreements with Great Eastern's registered representatives and the transferred accounts of its customers. The Company's cost for said acquired assets totaled $1,500,000. The total acquisition price has been recorded as goodwill, net of an impairment loss of $1,500,000.

NOTE 5 – BUSINESS ACQUISITIONS (CONTINUED)

The Company acquired certain assets of Sterling Financial Investment Group, Inc. and Sterling Financial Group of Companies, Inc. (Sterling), as of May 26, 2005. The acquired assets consist of Sterling's rights under any and all independent contractor agreements with Sterling's registered representatives and the transferred accounts of its customers. The Company's cost for said acquired assets totaled $1,835,747. The total acquisition price has been recorded as goodwill, net of an impairment loss of $250,000.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil actions. The Company maintains errors and omissions insurance to reduce the risk associated with customer claims. At this time the Company is not currently aware of any pending litigation that would have a material effect on the financial position of the firm. The Company has not established a reserve at this time.

NOTE 7 – NOTE PAYABLE – SUBORDINATED DEBT

The Company has a $3,113,950 subordinated note payable to Legent Clearing, LLC, as of December 31, 2008, which matures on August 31, 2009. The note requires monthly interest only payments at prime plus 2¾ %.

NOTE 8 – ACCOUNTING PRONOUNCEMENT

The Financial Accounting Standards Board (FASB) has issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Tax*, effective for financial statements for years beginning after December 15, 2006. FASB later issued two FASB Staff Positions, deferring the effective date of FIN 48 for nonpublic companies' financial statements for years beginning after December 15, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes*". FIN 48 will apply to all tax positions, accordingly, management will consider positions in previously filed tax returns as well as positions expected to be taken in future returns. Management has not yet completed its analysis of the impact of implementing FIN 48, and, accordingly, no amounts have been reflected in these financial statements as a result of the future implementation of FIN 48 during the year ending December 31, 2009.

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Members
Pointe Capital, Inc.

We have audited the accompanying financial statements of **POINTE CAPITAL, INC.** as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 19, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
February 19, 2009

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, INC.

**COMPUTATIONS OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007**

	2008	2007
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 23,807	$ 14,770
Accrued Expenses	40,362	128,403
Commissions Payable to Brokers	669,567	1,154,898
Liability – Clearance Account	975	36,395
TOTAL AGGREGATE INDEBTEDNESS	$ 734,711	$ 1,334,466
Total Stockholders' Equity	4,112,856	3,758,297
Note Payable – Subordinated Debt	3,113,950	-
TOTAL CAPITAL	$ 7,226,806	$ 3,758,297
DEDUCTIONS		
Petty Cash	100	100
Receivables	340,815	90,752
Prepaid Expenses and Deposits	51,634	38,250
Property and Equipment – Net	32,735	34,311
Goodwill	1,760,747	1,760,747
Advances to Affiliates	4,866,052	1,527,797
Haircut on Securities	270	6,081
TOTAL DEDUCTIONS	7,052,353	3,458,038
NET CAPITAL	174,453	300,259
REQUIRED NET CAPITAL	50,000	88,964
CAPITAL IN EXCESS OF REQUIREMENT	$ 124,453	$ 211,295
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.21 to 1	4.44 to 1

See Independent Auditors' Report on Supplemental Information

POINTE CAPITAL, INC.

RECONCILATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 187,888	$ 306,464
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Cash Adjustment	5,444	5,919
Receivables – Clearing Agent	21,834	-
Adjustment of Accounts Payable and Accrued Expenses	(40,713)	(12,062)
Other Miscellaneous Adjustments	-	(62)
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	(13,435)	(6,205)
NET CAPITAL AS ADJUSTED	$ 174,453	$ 300,259

See Independent Auditors' Report on Supplemental Information